Exhibit 99.15

SUMMARY OF AVOCENT CORPORATION 2006 EXECUTIVE BONUS PROGRAM

Program Background.

The Avocent Corporation 2006 executive bonus program was adopted by the Compensation Committee of the Board of Directors of Avocent Corporation (the “Company”) and is designed to attract and retain qualified key executives critical to the Company’s growth and long-term success. The Company’s Compensation Committee is comprised of three independent non-employee directors. From time to time, the Company engages independent compensation consultants to advise the Compensation Committee on compensation and benefit matters.

It is the objective of the Company’s Compensation Committee and the Board of Directors to have a portion of each executive’s compensation contingent upon the Company’s performance as well as upon the individual’s personal performance. Accordingly, each executive officer’s compensation package is comprised of three elements: (i) annual base salary, (ii) annual cash bonus based on the achievement of performance goals established for the Company and for the executive officer, and (iii) equity-based awards that are designed to strengthen the mutuality of interests between the executive officer and the Company’s stockholders. The 2006 executive bonus program is designed to meet the second of these three elements, and bonuses to be awarded under the executive bonus program by the Compensation Committee are based on objective and subjective standards. In awarding executive bonuses, the Compensation Committee considers the Company’s success in achieving specific financial and business goals and objectives and each executive’s success in achieving certain individual goals and objectives. The Compensation Committee has the authority to award additional bonuses based on its evaluation of an executive’s performance during a year.

Program Summary.

The executive bonus program is designed to reward executives on a sliding scale basis for annual performance by the Company that is above and beyond reasonable or normal performance, and the program is targeted at 100% of base pay for the Company’s Chief Executive Officer, 70% of base pay for the Company’s President, and 60% of base pay for the Company’s other senior executives. The calculation of executive bonuses is initially determined based on the achievement of specific corporate-wide business and financial objectives (including the development and introduction of new products, revenue mix and contributions, acquisition integration, and other strategic matters) that were approved by the Company’s Board of Directors and are applicable to all executives (constituting 70% of the targeted total bonus potential) and the achievement of specified individual goals tailored to the individual executive (constituting 30% of the targeted total bonus potential).

The targeted bonus amount so determined, however, is contingent upon the financial performance of the Company, and a financial component is then used as a multiplier to deny or limit the targeted bonuses based on lesser financial performance or to reward exceptional financial performance (subject to the maximum percentages noted above). The financial component is determined in accordance with specified levels of growth in the Company’s operational (not GAAP) revenue and specified levels of growth in the Company’s operational (not GAAP) earnings per share in 2006 (after deducting executive bonuses net of tax benefits) over the base operational revenue and operational earnings per share in 2005 and adjusted for any acquisitions on a pro-rata basis and excluding from the calculation of operational earnings per share any transaction expenses from failed transactions or transactions that have not closed. Each of the two performance metrics would be weighted equally in calculating the percentage of the targeted bonus actually earned. Depending on the levels of growth in the

Company’s 2006 operational revenue and 2006 operational earnings per share over 2005, an executive would actually earn a percentage from 0% to 150% of the targeted bonus initially determined. As a result, the maximum award under the program is 150% of base pay for the Company’s Chief Executive Officer, 105% of base pay for the Company’s President, and 90% of base pay for the Company’s other senior executives.

Corporate and Individual Objectives.

The specific Company-wide and individual goals and objectives and specific levels of operational revenue and earnings per share growth and the related multiplier percentages have been communicated to each eligible executive and represent target levels or other achievements with respect to specific quantitative or qualitative performance related factors, or factors or criteria involving confidential commercial or business information, the disclosure of which would have an adverse effect on the Company.